UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to                         .

Commission file number: 000-20538

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ISLE OF CAPRI CASINOS, INC.

600 Emerson Road, Suite 300

St. Louis, Missouri 63141

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Isle of Capri Casinos, Inc. Retirement Trust and Saving Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 29, 2009

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets

Investments
Participant-directed investment accounts	$39,177,044	$54,079,325
Participant loans receivable	3,350,069	3,204,566
Total investments, at fair value	42,527,113	57,283,891

Receivables
Employer’s contribution	1,258,146	1,505,754
Participants’ contributions	111,226	8,518
Total receivables	1,369,372	1,514,272

Total assets	43,896,485	58,798,163

Liabilities
Refunds for excess contributions	99,078	—
Accrued expenses	—	23,000

Net assets, at fair value	43,797,407	58,775,163

Adjustment from fair value to contract value for fully benefit-responsive investment in common collective trust	827,947	148,663

Adjustment from fair value to contract value for fully benefit-responsive investment in unallocated insurance contracts	123,602	149,939

Net assets available for benefits	$44,748,956	$59,073,765

See Notes to Financial Statements

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Contributions:
Employer	$1,258,142	$1,717,062
Participant	6,381,608	6,716,920
Participant rollovers	352,987	487,686
Total contributions	7,992,737	8,921,668
Transfer in of participant accounts	—	1,667,063
Total additions	7,992,737	10,588,731

Investment (loss) income:
Net realized and unrealized (depreciation) appreciation in fair value of investments	(14,654,983)	1,951,210
Interest and dividends	953,881	894,508
Total investment (loss) income	(13,701,102)	2,845,718

Deductions:
Distributions paid to participants	8,505,846	10,014,021
Other expenses	110,598	106,003
Total deductions	8,616,444	10,120,024

Net (decrease) increase in Plan assets	(14,324,809)	3,314,425
Net assets available for benefits, beginning of year	59,073,765	55,759,340

Net assets available for benefits, end of year	$44,748,956	$59,073,765

See Notes to Financial Statements

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

1.  Description of Plan

The following description of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Isle of Capri Casinos, Inc. is the plan sponsor (the Plan Sponsor.)

General - The Plan is a defined contribution plan covering the employees of Isle of Capri Casinos, Inc., and its subsidiaries, who are age 21 or older and have completed one year of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2009, the Plan was amended to cover employees who have completed 90 days of service.

Contributions and participants’ accounts - Each participant’s account is credited with the participant’s elective deferral contribution up to 15% of their salary not to exceed the limits under Code Section 402(g), an employer matching contribution equal to 25% of the participant’s elective deferral contribution, rollover contributions, transfers from other plans, voluntary contributions, and an allocation of (a) employer’s qualified non-elective contributions, if made;  and (b) Plan earnings. Allocations are based on compensation or account balances, as defined. Participant’s accounts are fully vested at the time the Plan Sponsor funds the contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Effective January 1, 2009, the following forms of contributions are no longer allowed by the Plan: employer vacation contributions, employee voluntary after-tax contributions, flexible spending credits available under the Sponsor’s  flexible spending plan maintained in accordance with Code Section 123, and employer’s discretionary contributions.  Effective January 1, 2009, the Plan was amended to allow participants to contribute up to 50% of their salary not to exceed the limits under Code Section 402(g).

Investment Options — Upon enrollment in the Plan, the participant may direct contributions into various mutual funds, unallocated insurance contracts, common trust funds, or Isle of Capri Casinos, Inc. common stock.  All contributions are participant directed. If a participant does not provide investment direction or if contributions are received prior to receiving the investment direction, contributions are directed to the applicable Principal Life Time portfolios based on the participant’s current age and the definition of normal retirement age under the Plan, which is age 65.

Vesting - Participants are immediately vested in their elective deferral contributions, rollover contributions, transfers in from other plans, voluntary contributions, qualified non-elective employer contributions, employer matching contributions, employer vacation contributions, and actual earnings thereon. Employer matching contributions are made annually in the subsequent plan year and participants must be current employees at the date of the contribution to receive the employer matching contribution.

Payment of benefits - Upon termination of service, or at normal retirement age, participants can receive a lump sum amount equal to their account. Prior to January 1, 2008, participants may have requested to receive installment payments instead of the normal lump sum distribution. Participants receiving installment payments as of January 1, 2008 were allowed to continue to receive installment payments. Benefits are recorded when paid.

Participant loans receivable - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 3.25% to 10.25%. Principal and interest is paid ratably through monthly payroll deductions.

Risks and uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as market volatility, interest rate, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

2.  Summary of Accounting Policies

Basis of accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Investment valuation and income recognition - The Plan’s investments are stated at fair value and represent the plan’s share of the market value of fund holdings or are based on quoted market prices. Loans to Participants, which are subject to various interest rates, are carried at cost (original loan less repayments) which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common collective trusts (ABN AMRO Income Plus Fund). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in common collective trusts as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the ABN AMRO Income Plus Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the ABN AMRO Income Plus Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Principal Fixed Income 401 (A)/(K) Fund invests in fully benefit-responsive investment contracts.  These investment contracts are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of withdrawals - Withdrawals are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative expenses — Legal and audit expenses are paid by the Plan Sponsor and other administrative expenses are paid by the Plan.

Recently Issued Accounting Standards — In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

2.  Summary of Accounting Policies (continued)

of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

3. Investments

Investments are carried at fair value as defined by SFAS 157.  SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                 quoted prices for similar assets and liabilities in active markets

•                 quoted prices for identical or similar assets or liabilities in markets that are not active

•                 observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                 inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

•                 Mutual Funds: Valued at quoted market prices of shares held by the Plan at year-end

•                 Plan sponsor common stock:  Valued at quoted market prices of shares held by the Plan at year-end

•                 Collective trust accounts:   Valued at the net asset value (NAV) of shares held by the Plan at year-end as determined using prevailing yield curve rates principally derived from observable market data and quoted prices of similar assets in active markets

•                 Unallocated insurance contracts:  Valued at contract value minus early withdrawal charges, which approximates fair value

•                 Participant Loans:  Valued at amortized cost, which approximates fair value

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

3. Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Fair Value Hierarchy Levels
	Assets measured at fair value	Level 1	Level 2	Level 3

Mutual Funds	$26,930,255	$26,930,255	$—	$—
Plan sponsor common stock	310,010	310,010	—	—
Collective trust accounts	9,588,349	—	9,588,349	—
Unallocated insurance contracts	2,348,430	—	—	2,348,430
Participant loans	3,350,069	—	—	3,350,069
Total assets at fair value	$42,527,113	$27,240,265	$9,588,349	$5,698,499

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

	Unallocated Insurance Contracts	Participant Loans	Total

Balance, beginning of year	$2,848,824	$3,204,566	$6,053,390
Realized/unrealized gains/(losses) relating to instruments still held at the reporting date	115,725		115,725
Purchases, sales, issuances and settlements (net)	(616,119)	145,503	(470,616)
Transfers in and/or out of Level 3
Balance, end of year	$2,348,430	$3,350,069	$5,698,499

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits, at fair value, is as follows:

	December 31,
	2008	2007
Participant directed investments accounts
Collective trust fund:
ABN AMRO Income Plus Fund	$9,588,349	$9,523,951
Registered investment companies (mutual funds):
MFS Value Fund	5,621,414	9,060,569
American Funds Income Fund of America	4,314,329	6,636,789
American Funds EuroPacific Growth Fund	3,850,096	7,201,375
PIMCO Real Return A	3,240,436	3,070,148
Columbia Marsico Growth A Fund	2,659,094	4,965,994
Royce Value Plus Service Fund	2,409,525	—
Goldman Sachs Structured Small Cap Value A Fund	—	4,441,026
Unallocated insurance contracts
Principal Fixed Income 401 (A)/(K) Fund	2,348,430	(a	)

(a) Investment is less than 5%.

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

3. Investments (continued)

During 2008 and 2007, the Plan’s investments (including gains and losses on investments sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31,
	2008	2007

Mutual funds	$(14,330,556)	$2,068,372
Isle of Capri Casinos, Inc. common stock	(730,433)	(659,948)
Common trust funds	406,006	542,786
Total	$(14,654,983)	$1,951,210

4.  Related Parties

Common stock of the Plan Sponsor, is held in the Isle of Capri Casinos Stock Fund, a unitized fund available as one of the investment options within the Plan. The shares of the Plan sponsor in the unitized fund held by the Plan as of December 31, 2008 and 2007 had a market value of $310,010 and $813,407, respectively. The Plan purchased $385,344 and sold $158,133 of the Plan sponsor’s common stock during the year ended December 31, 2008. The Plan purchased $1,835,752 and sold $1,763,003 of the Plan sponsor’s common stock during the year ended December 31, 2007.

5.  Plan Transfers

During 2007, the Company acquired a casino in Caruthersville, Missouri and amended the Plan to include the new location as a participating employer.  In accordance with this transaction, 56 employees became participants in the Plan and participant balances of $1,667,063 were transferred into the Plan during 2007.

6.  Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$44,748,956	$59,073,765
Adjustment for refunds of excess contributions	99,078	—
Adjustment from contract value to fair value for fully benefit-responsive investment in common collective trust	(827,947)	(148,663)
Net assets available for benefits per the Form 5500	$44,020,087	$58,925,102

Following is a reconciliation of net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31,
	2008	2007
Net realized and unrealized appreciation in fair value of investments per the financial statements	$(14,654,983)	$1,951,210
Adjustment from contract value to fair value for fully benefit-responsive investment in common collective trust	(679,284)	(148,663)
Net realized and unrealized appreciation in fair value of investments per the Form 5500	$(15,334,267)	$1,802,547

Isle of Capri Casinos, Inc.

Retirement Trust and Savings Plan

Notes to Financial Statements

(continued)

6.  Reconciliation of Financial Statements to Form 5500 (continued)

Following is a reconciliation of participant’ contributions per the financial statements to the Form 5500:

	Year Ended December 31,
	2008	2007
Participant contributions per the financial statements	$6,381,608	$6,716,920
Adjustment for refunds of excess contributions	99,078	—
Participant contributions per the Form 5500	$6,480,686	$6,716,920

7.  Plan Tax Status

The Plan obtained its latest determination letter on February 11, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Sponsor has indicated that it will take the necessary step, if any, to bring the Plan’s operations into compliance with the Code.

8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Supplemental Information

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan

EIN: 41-1659606       PLAN:  001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue		Description of Investment	Current Value

	ABN AMRO Income Plus Fund	Collective Trust Fund - 1,559,326 units	$9,588,349

*	Principal Fixed Income Option 401 (A) / (K)	Unallocated Insurance Contracts - 170,559 units	2,472,032
	PIMCO Real Return A	Mutual Fund - 342,903 shares	3,240,436
	American Funds Income Fund of America	Mutual Fund – 329,590 shares	4,314,329
	American Funds EuroPacific Growth Fund	Mutual Fund - 137,454 shares	3,850,096
	MFS Value Fund	Mutual Fund – 320,491 shares	5,621,414
	Columbia Acorn Fund	Mutual Fund – 101,996 shares	1,756,369
*	Principal Investment LifeTime 2010 Preferred Fund	Mutual Fund - 43,439 shares	360,110
*	Principal Investment LifeTime 2020 Preferred Fund	Mutual Fund - 68,031 shares	568,062
*	Principal Investment LifeTime 2030 Preferred Fund	Mutual Fund - 86,732 shares	704,266
*	Principal Investment LifeTime 2040 Preferred Fund	Mutual Fund - 50,048 shares	407,391
*	Principal Investment LifeTime 2050 Preferred Fund	Mutual Fund - 12,915 shares	100,093
*	Principal Investment LifeTime Strategic Income Preferred Fund	Mutual Fund - 4,296 shares	36,989
	Columbia Marsico Growth A Fund	Mutual Fund - 200,384 shares	2,659,094
	Royce Value Plus Service Fund	Mutual Fund -303,085 shares	2,409,525
*	Principal Global Investors Money Market R5 Fund	Mutual Fund – 902,081 shares	902,081
*	Isle of Capri Casinos Stock Fund	Unitized Stock Fund – 96,878 shares	310,010
	Participant Loans	Interest rates range from 3.25% - 10.25%	3,350,069
			$42,650,715

*	Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ISLE OF CAPRI CASINOS, INC.

RETIREMENT TRUST AND SAVINGS PLAN

Date:	June 29, 2009		/s/ Dale R. Black
		By:	Dale R. Black
		Title:	Senior Vice President and Chief Financial Officer
For Isle of Capri Casinos, Inc. the Plan
Administrator

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm